Exhibit 99.1

November 13, 2017      2017 Investor Day AerCap Holdings N.V.

This presentation contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this presentation are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this presentation will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this presentation might not occur. Accordingly, you should  not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.No warranty or representation is given concerning such information, which must not be taken as establishing any contractual or other commitment binding upon AerCap Holdings N.V. or any of its subsidiaries or associated companies.In addition to presenting financial results in conformity with U.S. generally accepted accounting principles (“GAAP“), this presentation includes certain non-GAAP financial measures. Reconciliations of such non-GAAP financial measures are set forth or referred to in the presentation where relevant. Non- GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP.Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures. Disclaimer Incl. Forward Looking Statements & Safe Harbor 2 

Agenda  |  Introduction  Brian Canniffe Head of Investor Relations  |  AerCap Update  Aengus Kelly Chief Executive Officer  |  Leasing  Philip Scruggs President & Chief Commercial Officer 3

     Agenda  |  Portfolio Management  Edward O’Byrne Chief Investment Officer  |  Financial Performance  Peter Juhas Chief Financial Officer  |  Q&A and Closing Remarks 4

AerCap Update  Aengus Kelly Chief Executive Officer

Key Highlights Since Last Investor Day AerCap continued to perform strongly over the past 12 months… Significant Level of Aircraft Transactions Executed 418 transactions: leased 240, purchased 52, and sold and parted-out 126 aircraft12 Strong Marketing Activity Leased 100% of new aircraft deliveries through 2018 and 91% through 20193 Exceeded Sales Target $2.5 billion of sales revenue1 Strong Liquidity $8.9 billion available liquidity including $1.5 billion cash3 Strong Earnings & Cash FlowGenerated $1.2 billion of net income1  In the twelve months to September 30, 2017.Includes owned and managed aircraft.As of September 30, 2017. 6

Key Highlights Since Last Investor Day …and achieved several key milestones New Order for 30 Boeing 787-9sMaking AerCap the largest customer for the 787 Dreamliner Investment Grade Credit RatingsOnly independent lessor with Investment Grade ratings from Moody’s, Fitch, and S&P 10 Year Unsecured Bond Raised $1 billion at 3.65% coupon Share Repurchases Over $1 billion capital returned to shareholders in the last 12 months; $2.6 billion cumulatively to date1 Continued Book Value Per Share Growth 17% growth from $46.91 to current value of $55.06 per share2 Last 12 months ends September 30, 2017. Cumulative to date is since the start of share repurchase program in June 2015 through October 27, 2017.As of September 30, 2017. 7

Industry Overview  Travel Growth  OEMProduction  Managed Platforms  Widebodies  Airline Health  Competitive Landscape  Capital Markets  Stable Demand    European Rationalization    U.S. Profitability Peaked?  (1) IATA Passenger Analysis as of September 2017.    Stable Demand    Facilitate Portfolio Sales    7.7% Growth in 20171    SLB Returns Compressed    Larger Platforms in Hands of Experienced Teams    Supply Chain Issues    Rational Duopoly    Supportive    Attracted by Stable Returns   8 

     The Importance of Scale Scale Insight Information Advantage    937 LEASED  137 BOUGHT  340 SOLD      Market Intelligence   9   Value vs. Price  Number of transactions from July 1, 2014 to September 30, 2017. Includes owned and managed aircraft.

     Optimal Decision-Making                            Scale Insight Information Advantage      Market Intelligence  Value vs. Price    LEASING DECISION   10   BUYING DECISION  SALES DECISION

AerCap's Business Principles

Our key business principles result in AerCap's consistent profitability

PORTFOLIO MANAGEMENT

- Focus on maintaining the most liquid aircraft types through aircraft acquisitions and disposals
- Assets owned in appropriate tax jurisdictions

LEASING STRATEGY

- Proactive risk management
- Highly diversified customer base
- Security deposits and maintenance reserves

CAPITAL STRUCTURE

- Focus on highly diversified, long-term funding and long-term assets
- Investment Grade ratings
- Relationships with over 100 banking institutions globally

HEDGING PROGRAM

- Protection against interest rate volatility through a mix of interest rate caps, swaps and fixed-rate loans

CONSISTENT PROFITABILITY

AERCAP

Confidential property of the company, not for disclosure or use without permission

11

AERCAP.COM

                                                         264  223  233  226  365  261  283  266  50 0  100  150  250 200  4Q15  1Q16  2Q16  3Q16  4Q16  1Q17  2Q17  3Q17  ($ million) 400 350 300         AVERAGE: ~$265 MILLION PER QUARTER        AerCap’s platform has generated strong and consistent results US GAAP Net Income (~$2.1 billion)      Consistent Earnings & Cash Flow Generation  12

Book Value Per Share Growth

AerCap

AerCap has grown book value per share by ~16% per year since 3Q 2014


~16% GROWTH PER YEAR SINCE 3Q 2014
$55
$50
$45
$40
$35
$30
$36
$37
$39
$39
$41
$42
$44
$45
$47
$49
$51
$53
$55
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q'16
1Q'17
2Q'17
3Q'17

Confidential property of the company, not for disclosure or use without permission
13
AERCAP.COM

         Conclusions                            Strong Demand for Aircraft Due to High Travel Growth Scale is a Competitive Advantage Positive Outlook for AerCap            14

           Leasing      Philip ScruggsPresident & Chief Commercial Officer

             Growing Industry    AIR TRAFFIC IS A GROWING MARKET Since 1986, air traffic has doubled every 15 years, growth forecast to continue1  16  AIRLINES NEED OVER 41,030 NEW AIRCRAFT Boeing has increased 20-year forecast by 1,410 aircraft; China’s estimate alone increased by 6% since 20161  MIDDLE CLASS ISGROWING AND FLYING Middle class to grow from 2.9 billion to 4.9 billion in 20 years2  INCREASING DEMAND FOR OPERATING LEASES Over the past 20 years, the world fleet has doubled with the leased fleet quadrupling3  See Appendix for Endnotes.

   IATA Passenger Analysis as of September 2017.      Strong 2017 Traffic Figures    TRAFFIC GROWTH AND LOAD FACTORS  17  +7.7% GLOBAL TRAFFIC  81.7% GLOBAL LOAD FACTOR  +7.0% Worldwide Domestic  +8.0% Worldwide International  83.0% Worldwide Domestic  81.0% Worldwide International

       Global Demand Movement from 2012  2017    IATA: Passenger Traffic Growth (RPK) %, 2012-2017F.  High  Low     18 

       Order Book Required Placements2        Used Aircraft Required Placements1              Aircraft Placement Remains Strong  The placement of our upcoming scheduled expiries and new aircraft deliveries is on track        AERCAP HAS EXECUTED 240 LEASE TRANSACTIONS OVER THE PAST 12 MONTHS3      2018  2019                  18  0 Remaining 2017  02018  2019        0Remaining 2017  33  85  Required placements for owned fleet. Excludes aircraft leased either under a lease or letter of intent and aircraft identified as sale or part-out as of November 7, 2017.Required placements for aircraft on order. Excludes aircraft leased either under a lease or letter of intent as of November 7, 2017.Includes owned and managed aircraft, as of September 30, 2017.    19

     Vision, Reach & Scale – The AerCap Advantage      Lessor scale enables fleet-wide solutions    Air Berlin 10 x Widebodies  Monarch 9 x Narrowbodies        Loong Air 20 x Narrowbodies    20

       AerCap’s 787 Vision  30 787-9aircraft – first widebody order since 2007  We have already placed 97% of our previous 787s  This aircraft will be an integral part of many airlines mid-sized widebody fleet  We know the size and location of the 787 demand  Makes AerCap the largest customer for the 787 Dreamliner  We are already placing aircraft from our new order    Timing, vision and product will make this order successful                              21

           AerCap leased, purchased and sold 395 widebody aircraft since July 20141  (1) Number of transactions from July 1, 2014 to September 30, 2017. Includes owned and managed aircraft.      AerCap Understands Widebody Aircraft                395 WIDEBODY TRANSACTIONS  230 LEASED  64 PURCHASED  101 SOLD      22

     Widebody Aircraft – What Drives Demand                      Long-Haul Operations by LCCs  Growing Demand for Long-Haul Travel  Connecting New Destinations          23

                   Placement status of Boeing 777s        777 Aircraft Continue to Be Placed  51 777s LEASED OR SOLD SINCE YE 20144                        -  1  5  17  10  2015  2016  2017  2018  2019                                1  4  12  28  12  2015  2016  2017  2018  2019  -  -  -  -  6  2015  2016  2017  2018  2019                      -  -  1  8  9  2015  2016  2017  2018  2019      View as of: YE 20163  24  View as of: YE 20152  View as of: YE 20141  View as of: Now4  See Appendix for Endnotes.

Clear Visibility of Top Line Revenue

Revenue for the next 3 years already contracted



Contracted revenues through 2020
Assumed
~5%
~95%



Contracted revenues as a % of expected total rental revenue
~99%
~96%
~86%
2018
2019
2020

Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.

Confidential property of the company, not for disclosure or use without permission
25
AERCAP.COM

   99.5% UTILIZATION RATE  YTD as of September 30, 2017.      Our Planes Are Consistently Flying and Earning Revenue  26

         Conclusions                            Strong Demand for Aircraft Scale is a Competitive Advantage Clear Visibility of Future Revenue            27

           Edward O’Byrne Chief Investment Officer      Portfolio Management

                 Portfolio Management  Discipline enables sustainable superior returns for our leasing portfolio    Maintain the Most Liquid Portfolio of In-Demand Assets  Balance Yield & Manage Residual Value  Generate Minimum of$1 Billion in Annual Liquidity      GOALS        RESULTS  99+ % Portfolio Utilization  Consistently Profitable, Average Margin of 5 – 10%  ~$2.5 Billion of Sales in the last 12 months        Disciplined Investment / Divestment Policy  Prudent Depreciation Policy  World’s Most Active Mid-Life Aircraft Trader  ACTIONS      29

Portfolio Transformation

2014

~$36B VALUE
7.6 AVG. AGE

2017

Our portfolio will grow by over 25% from today, new technology will represent over two-thirds of our fleet by 2021

2021

~$43B VALUE
~6 AVG. AGE


New Tech. (Potential SLBs)
New Tech.
Actual & Contracted
Current Technology WB
& Out-of-Production Aircraft[1]
737NG
A320 Family

See Appendix for Endnotes.

Confidential property of the company, not for disclosure or use without permission
30
AERCAP.COM

       Attractive Order Book of Liquid Aircraft      AerCap is well-positioned to meet future demand                  ORDERBOOK MAKEUP                                          $5.0  $6.0  $5.5  $5.5  $4.5  0.0  1.0  2.0  3.0  2017  2018  2019  2020  2021  737 MAX  787  E-Jet E2  6.0 A320neo Family 5.0 A350 4.0    ($ billion)    CAPITAL EXPENDITURE      As of September 30, 2017.  31

               Trading Depth, Scale & Diversification            Lessor, 30%  Financial Investor, 57%  Airline, 11%  End of Life, 2%      $12B+ OWNED AIRCRAFT SOLD SINCE 2006 500+ AIRCRAFT      14%  ASIA PACIFIC      6%  MIDDLE EAST & OTHER      17%  EUROPE      63%  NORTH AMERICA      Over a decade of proactive trading    As of September 30, 2017.  32

               Aircraft Trading Results    FOCUS ON MID-LIFE AIRCRAFT TO IMPROVE OVERALL QUALITY OF OUR PORTFOLIO & EARNINGS  $2.5B Sales Proceeds1  15  years Average Age of Aircraft Sold2  109 Owned Aircraft Sold2  37% Widebody  63% Narrowbody              Last 12 months’ trading activity remains above targets    See Appendix for Endnotes.  33

The Business Case for Aircraft Investments

AERCAP

Investment rationale is different across investor spectrum

% OF AER SALES[1]		INVESTOR SEGMENT	RATIONALE
7%	0 – 8 YEARS	• Far East / High Growth Lessors • Established Lessors • Retail Products	• Strategic Growth / Scale Up • Stable Long-Term Contracted Cash Flows

55%	8 – 15 YEARS	• Institutional Investors
		  • Insurance
		  • Pension Funds
		• Established Lessors
			• Stable Medium-Term Contracted Cash Flows
			• Strong Current Yield
			• Low Volatility Returns

34%	15 – 20 YEARS	• Hedge Fund High Yield Desks • Specialized Lessors	• High Yield Bond Equivalent Transaction
4%	20+ YEARS	• Airline Purchases at Lease End • Part-Out	• Airline's Spare Aircraft • High Yielding All Equity Transactions

STRONG INDUSTRY FUNDAMENTALS

- **Proven long-term resilient growth** market
- **Big-ticket infrastructure** like deals
- **Long lived assets** match long-term liabilities
- **Uncorrelated** to traditional asset classes
- **Build-to-fly**: **Rational supply** by OEMs
- **High current income**
- **High asset utilization** underpinned by long-term leases and low portfolio churn
- **Low aircraft value volatility** – a fraction of shipping volatility

(1) In the twelve months to September 30, 2017. Includes finance and sales-type leases.

Confidential property of the company, not for disclosure or use without permission

34

// AERCAP.COM

           Key Investment Themes

Are Supply & Demand Balanced?

AerCap

OEMs

White Tails — No White Tails

Deliveries — 2016 Deliveries Stable at ~8% Fleet[1]

Cancellations — Very Limited Cancellations

LESSORS

Stored Aircraft — ~6% in 2016, Lowest Rate Since 2000[1]

Secondary Market — 99.5% Utilization Rate for AerCap[2]

Forward Placements — 91% of AerCap Forward Orderbook Leased through 2019[2]

AIRLINES

Load Factors — Global Load Factor 81.7%[3]

Profitability — Airline Net Profits $100B+ in Last 3 Years[4]

See Appendix for Endnotes.

Confidential property of the company, not for disclosure or use without permission

36

AERCAP.COM

             High Productivity Gains … Maxed Out?    10.4 Hours/day  188PAX/flight  73.5% Load factor  11.5Hours/day  206 PAX/flight  80.3% Load factor  2004      2004    Present      A330-200  A330-200    1                        YEARLY RPK PER AIRCRAFT Present = 1.2x 1  Source: FlightGlobal Fleets Analyzer, Boeing, IATA.      Aircraft productivity has reached optimum levels and thus will be difficult to improve further; This will lead to a tighter correlation between traffic growth and aircraft demand  37

         Traffic Growth Continues to Exceed OEM Production  Net Fleet Increase        Elevated traffic growth and diminishing efficiency gains are driving aircraft demand; While the delivery rateremains stable, fleet growth is resulting in higher demand for used aircraft and low retirement                                                  5.9%  7.4%  3.4%  2.1%  0%  2%  4.2% 4%  6%  8%  10% 8.0%  2010  2011  2012  2013  2016    Net Fleet Increase    2014 2015IATA RPK Growth Rate  Traffic Growth Rate  Retirement Rate 2016  Average Retirement Rate1          RETIREMENT RATE BELOW HISTORICAL AVERAGE    (1) Average Retirement Rate 2007-2016.Source: FlightGlobal Fleets Analyzer: Airbus, Boeing, McDonnell-Douglas passenger jets.  38

         Conclusions                          Balanced Supply and Demand for Aircraft Disciplined Portfolio Transformation Strategy Scale is a Competitive Advantage              39

               Financial Performance        Peter Juhas Chief Financial Officer

       Financial Summary  41  2017 is another year of strong operating and financial performance  STRONG EARNINGS AND CASH FLOW  $1.7+ BILLION AIRCRAFT SALES YTD  INVESTMENT GRADE RATINGS FROM MOODY’S, FITCH, AND S&P  RAISED ~$11 BILLION OF FINANCING  RETURNED ~$900 MILLION TO SHAREHOLDERS THROUGH SHARE REPURCHASES  DOUBLE DIGIT BVPS GROWTH

           Improved Debt / Equity Ratio        AerCap has significantly de-levered since July 2014Adjusted Debt / Equity Ratio1                                                                                                  3.8x  3.5x  3.4x  3.2x  3.3x  3.1x  2.9x    2.8x    2.8x  2.7x  2.7x  2.7x  Jun-2014  Sep-2014  Dec-2014  Mar-2015  Jun-2015  Sep-2015  Dec-2015 Mar-2016  Jun-2016 Sep-2016  2.7x 2.7xDec-2016 Mar-2017  Jun-2017 Sep-2017  3.0x    2.7x    S&P Upgrade to BBB-          FitchUpgrade to BBB-      Moody’s Upgrade to Baa3        See Appendix for Endnotes and a reconciliation of Adjusted Debt / Equity Ratio to the comparable GAAP measure.  42

     Excess Capital Deployment  $198  $293  $234  $241  $293  $293  $266  $43.66  $45.26  $46.91  $49.33  $51.20  $53.06  $55.06  $36.49  $38.03  $37.73  $42.43  $44.73  $45.04  $49.26  4Q16  1Q17    1Q16 2Q16 3Q16 Share Repurchases ($mm)        BVPS        2Q17 3Q17 Avg Repurchase Price  In 2016, we repurchased 25 million shares at an average price of $38.62 for a total of $966 millionAverage discount to book value of 16%  In 2017, we have purchased 19.2 million shares at an average price of $46.37, for a total of $888 million1 Average discount to book value of 13%        We have continued to deploy excess capital for share repurchases  (1) Through October 27, 2017.  43

     Track Record of Returning Capital to Shareholders          28%  72%      Shares Repurchased since June 20152 Remaining AerCap Shares        Returned more capital to our shareholders than 96% of S&P 500 companies1  See Appendix for Endnotes.  44

Conservative Approach to Liquidity & Funding

AerCap is committed to maintaining a strong balance sheet

Liquidity	*Target: ≥ 1.2x NTM sources-to-uses coverage* • 1.3x NTM sources-to-uses • $8.9 billion of available liquidity
Access to Capital	*Target: Diverse sources of funding* • ~$36 billion of funding raised since the ILFC transaction announcement
Debt Mix	*Target: ≤ 30% secured debt to total assets* • ~29% secured debt to total assets
Leverage	*Target: Range of 2.7-3.0 to 1 debt-to-equity ratio* • 2.7 to 1 debt-to-equity ratio
Interest Rate Risk	*Target: Fully hedged* • Interest rate risk fully hedged through interest rate caps, swaps and natural hedges

As of September 30, 2017. See Appendix for a reconciliation of Adjusted Debt / Equity Ratio to the comparable GAAP measure.

Confidential property of the company, not for disclosure or use without permission
45
AERCAP.COM

6.6  7.3 7.2  6.6 6.4  9.2 9.1  10.0  9.5 9.59.0 9.0  8.9  1.6x1.5x  1.7x  1.3x 1.2x  1.6x  1.2x  1.5x 1.5x 1.5x  1.6x  1.5x  1.3x  0.0x  0.2x  0.4x  0.6x  0.8x  1.0x  1.2x  1.4x  1.6x  1.8x  2.0x  2.2x  2.4x  2.6x  2.8x  3.0x  0.0  1.5  3.0  4.5  6.0  7.5  9.0                                    Strong Liquidity Position    Sources (for 12 months to September 30, 2018) ($ billion)Unsecured Revolver 3.9Other Facilities and Contracted Sales 3.5Unrestricted Cash 1.5Total Available Liquidity 8.9Estimated Operating Cash Flow 3.2Total Sources1 12.1        Liquidity Levels Since July 2014      Sources vs. Uses (Next 12 Months)  Sources assume no additional financing for deliveries of new aircraft purchases.Includes cash payments for next 12 months’ aircraft deliveries and pre-delivery payments.            Uses (for 12 months to September 30, 2018)    Debt Maturities  (3.1)  Capex (Cash payments for purchases)2  (6.0)  Total Uses  (9.1)    Excess Coverage (Sources less Uses)  3.0  Ratio of Sources to Uses  1.3x    ($ billion)10.5    Available Liquidity    Ratio of Sources to Uses    1.2x Target      $8.9 billion of available liquidity as of September 30, 2017            Sources (for 12 months to September 30, 2018) ($ billion)  46  Unsecured RevolverOther Facilities and Contracted Sales Unrestricted Cash  3.9 3.5 1.5  Total Available Liquidity 8.9    Estimated Operating Cash Flow  3.2  Total Sources1 12.1

Global Funding Partners

AERCAP

Over 100 bank relationships and over 450 fixed income investors

North America

AIG	MetLife
Apple Bank	Morgan Stanley
Bank of America	New York Life
Barings	Principal
Citi	RBC
Citizens Bank	Regions Bank
Everbank	Scotia
Fifth Third Bank	SunTrust
Goldman Sachs	Toronto Dominion
JP Morgan	US Ex-Im
Key Corp	Wells Fargo

Europe

ABN Amro	Deutsche Bank
Airbus Bank	DVB
Allied Irish Bank	European ECAs
AKA	Helaba
Barclays	HSBC
BLB	ING
BNP Paribas	KFW
Bank of Ireland	Natixis
CIC	Nord LB
Commerzbank	Rabobank
Credit Agricole	RBS
Credit Suisse	Santander
Dekabank	Siemens
	Société Générale

Asia Pacific

Aozora Bank	First Abu Dhabi Bank	The Nomura Trust and Banking Co.
The Bank of East Asia	Fuyo General Lease Co.	NTT Finance
Bank of Kaohsiung	The Gunma Bank	Samsung Life Insurance
Bank of Taiwan	The Hachijuni Bank	Shanghai Commercial & Savings Bank
Bank SinoPac	The Higo Bank	Shinkin Central Bank
Cathay United Bank	Hua Nan Commercial Bank	The Shizuoka Bank
CBA	The Hyakugo Bank	SMBC
CDB	ICBC	SMTB
Chailease Finance (B.V.I) Co.	Industrial Bank of Korea	State Bank of India
Chang Hwa Bank	Industrial Bank of Taiwan	Taichung Commercial Bank
China Merchants Bank	The Iyo Bank	Taipei Fubon Bank
The Chiba Bank	The Joyo Bank	Taishin International Bank
The Chugoku Bank	KEB Hana Bank	Taiwan Business Bank
CCB	KGI Bank	Taiwan Cooperative Bank
CTBC Bank	Korea Development Bank	Taiwan Shin Kong Commercial Bank
Development Bank of Japan	Land Bank of Taiwan	The Tokyo Star Bank
DBS Bank	Mega ICBC	Yuanta Commercial Bank
E.SUN Commercial Bank	Mizuho	Woori Bank
Ex-Im Bank of ROC	MUFG	
First Commercial Bank of Taiwan	National Australia Bank	

Recent additions to lender group

Confidential property of the company, not for disclosure or use without permission

47

AERCAP.COM

AerCap's Hedging Program

AerCap's hedging program protects the company against increases in interest rates

FORMS OF HEDGING[1]



13%
CASH, FLOATING RATE LEASES & OTHER
19%
INTEREST RATE CAPS & SWAPS
68%
FIXED RATE DEBT

Total Debt: ~$27B

- We continuously monitor our interest rate exposure to ensure we remain fully hedged
- A 100 bps increase in interest rates would increase our annual interest expense by ~$25 million
- Primarily driven by the difference between current rates and strike rates of caps

(1) As of September 30, 2017.

Confidential property of the company, not for disclosure or use without permission

48

// AERCAP.COM

AerCap's Prudent Aircraft Values

Disciplined approach to carrying values

AIRCRAFT VALUE	CONSERVATIVE DEPRECIATION APPROACH	GAIN ON SALE
• *Focused on buying aircraft at the right price* • *~75% of aircraft fair valued in June 2014*[1]	• *We perform detailed reviews of depreciation schedules by aircraft each year* • *Overall depreciation rate of over 6%*[2]*, versus ~5% implied by industry standard curve*	• *Average gain on sale of 5 – 10%*

The volume of our transactions provides us with a unique insight into aircraft values

(1) Percentage of net book value as of September 30, 2017.

(2) Depreciation rate, including maintenance rights amortization.

Confidential property of the company, not for disclosure or use without permission

49

// AERCAP.COM

           Financial Outlook

On Track for a Strong Full Year 2017

Expected full year 2017 financial performance

~$5.0 billion	~$1.2 billion	~$1.0 billion	~$6.20
TOTAL REVENUE	GAAP PRE-TAX EARNINGS	GAAP NET INCOME	GAAP DILUTED EPS

Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.

Confidential property of the company, not for disclosure or use without permission

51

// AERCAP.COM

Highly Predictable Revenue

AerCap

Revenue line booked well into the future


~99%
~96%
~86%
2018
2019
2020
Contracted
Assumed

- ~95% of our lease rents through 2020 are already contracted
- Average remaining lease term of 6.6 years
- Provides significant visibility and stability to our future revenues and cash flows

Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.

Confidential property of the company, not for disclosure or use without permission
52
// AERCAP.COM

Key Drivers

AerCap

Younger aircraft portfolio while maintaining strong margins

	2017E	2018E	2019E
Weighted Average Age[1]	~6.9	~6.4	~6.2
Yield[2]	~12.2%	~11.6%	~11.2%
Average Interest Rate[3] (including debt issuance costs & fees)	~4.0%	~4.0%	~4.0%
Net Spread	~9.0%	~8.5%	~8.1%
Depreciation Rate (including maintenance rights amortization)	~6.1%	~5.5%	~5.1%
Net Spread Less Depreciation[4]	~2.9%	~3.0%	~3.0%

- **Weighted average age of portfolio will decrease** as we take delivery of new aircraft, resulting in both a lower yield and a lower depreciation rate
  - Increasing level of new technology aircraft **reduces average age** and **overall risk** in aircraft portfolio

Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.
See Appendix for Endnotes.

Confidential property of the company, not for disclosure or use without permission
53

AERCAP.COM

Excess Capital Generation

AERCAP

AerCap will continue to generate significant excess capital

($ billion)	2018E	2019E
Contracted purchases	~6.0	~5.5
Expected sales	~1.5	~1.0
Expected excess capital remaining after contracted purchases	~0.7	~0.3

- We expect to **generate a total of $1.0+ billion of excess capital** during 2018 and 2019 after contracted purchases
  - This assumes **~$1.5 billion of asset sales** in 2018 and **~$1.0 billion** in 2019

Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.

Confidential property of the company, not for disclosure or use without permission

54

// AERCAP.COM

EPS Outlook

Core EPS will continue to grow



GAAP DILUTED EPS OUTLOOK
~$6.20
~$1.15
~$5.05
TBD
~$5.30 - $5.50
TBD
~$6.00 - $6.20
2017E
2018E
2019E
Core EPS
Gain on Sales and Non-recurring Items

- **2017 Earnings on Track:**
  - Core EPS of ~$5.05 and total EPS of ~$6.20
- **2018 Core EPS:**
  - Up ~5% over 2017, primarily driven by redeployment of excess capital
- **2019 Core EPS:**
  - Up ~10% over 2018, primarily driven by asset growth

Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.

Confidential property of the company, not for disclosure or use without permission

55

AERCAP.COM

       Financial Summary    Positive outlook for AerCap          BOOK VALUE PER SHARE TRAJECTORY                                  $37  $42  $49  ~$57  2014A  2015A  2016A  2017E  2018E  2019E  2020E        STRONG PERFORMANCE IN 2017  Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.  56  PRUDENTBALANCE SHEET  ATTRACTIVE GROWTH OUTLOOK FOR BVPS

         Closing Remarks          RELENTLESS EXECUTION          INVESTMENT DISCIPLINE          CONSISTENT PROFITABILITY          LEVERAGING SCALE          VALUE CREATION                   57 

       Q&A

       Appendix

             Strong Growth Over the Long Term      Airlines need 41,030 new aircraft over the next 20 yearsBoeing Has Increased its Forecast from the 2016 Current Market Outlook by 1,410 Aircraft1  (1) Boeing Current Market Outlook 2017, includes regional jets.          Stay in-service    Replacement    Growth    41,030NEW AIRCRAFT                  North America 21%  Latin America 8%  Middle East 8%Africa 3%C.I.S. 3%  Europe 19%  Asia Pacific 38%                    23,480  5,920  17,560  23,470  23,480  46,950  2016  2036    60

             Air Travel Growth  Resilient, growing air travel market expected to continueRobust Global Traffic  Airbus Global Market Forecast 2017, RPK: Revenue-Passenger-Kilometers.IATA Passenger Analysis as of September 2017.IATA June 2017 Forecast – Actual or estimate for 2016 and forecast for 2017 for global commercial airlines.  World Annual Traffic1                  Oil crisis1976  1981  1986  Gulf crisis1991  Asian crisis1996  Oil, Financial,9/11 & Euro crises& SARS & Russia, Ebola2001 2006 2011 2016  Expected growth p.a. through 20362021 2026  2031  2036                                                                                                4.4%                                                                                                                                  x  2            x 2          x 2                                                                                                      Air traffic doubles every 15 years12017 world traffic has grown by 7.7% to date22017 total passenger expected to be 4.1 billion, up from 3.8 billion in 20163  61

             Middle Class Is Growing and Flying    Middle class to grow from 2.9 billion to 4.9 billion in 20 years                                                                                        456  322   501  981  1,822  2,695  3,624  1,000  2,000  3,000  4,000  5,000  1,950  144  1,350  2,900  216  73  Emerging Countries  Developing Countries  4,950  3,900    781  828  850  865  859  Mature Countries  0  1996e2  2006  2016  2026  2036      5.8  6.6  7.4  8.2  8.9  World population (billion)    23%  30%  39%  47%  56%  % of world population                                              Middle Class (millions of people)1History Forecast  (2) Estimate split for 1996 by region.  62  (1) Oxford Economics, Airbus; Households with yearly income between $20,000 and $150,000 at PPP in constant 2016 prices.

               Leasing Represents a Significant Share of Major Airlines’ Fleets2      Increasing Demand for Operating Leases  Over the past 20 years the world fleet has DOUBLED while the operating lease fleet size has QUADRUPLED    Proportion of Global Fleet on Operating Lease1        9,111  10,701  12,774  14,829  18,929  2002  2007  2012  2017      Owned fleetLeased fleet    22%1997  43%Leased  % Leased                  25%  41%  41%  44%  51%  55%  58%  86%                VIRGIN ATLANTIC  SPIRIT  KLM  AIR FRANCE  AMERICAN  CHINA SOUTHERN  BRITISH AIRWAYS  CATHAY PACIFIC    (1) FlightGlobal Fleets Analyzer as of September 30 for each respective year: Airbus, Boeing, McDonnell-Douglas in-service passenger jets.  (2) FlightGlobal Fleets Analyzer as of September 30, 2017: Leased summary share, Airbus, Boeing, McDonnell-Douglas in-service, passenger jets.   63 

Investment Grade Ratings

AerCap is the only independent lessor with three IG ratings

INVESTMENT GRADE RATINGS

Standard & Poor's (STABLE) › **BBB-** Stable

Fitch (STABLE) › **BBB-** Stable

Moody's (STABLE) › **Baa3** Stable



- **MAY 2014**
  Acquisition of ILFC
- **FEB. 2015**
  Both Standard & Poor's and Moody's place AerCap on positive outlook
- **MAR. 2016**
  Standard & Poor's upgrades AerCap to BBB-
- **APR. 2016**
  Moody's upgrades AerCap to Ba1
- **JUL. 2016**
  Fitch upgrades AerCap to BBB-
- **FEB. 2017**
  Moody's upgrades AerCap to Baa3

Note: Three IG ratings refer to AerCap's Investment Grade rating status with the three main rating agencies: Standard & Poor's, Fitch Ratings, and Moody's.

Confidential property of the company, not for disclosure or use without permission

64

// AERCAP.COM

     Adjusted Debt / Equity Ratio          2.7 to 1ADJUSTED DEBT / EQUITY RATIO1                          27,288  Debt (including fair value adjustments)Adjusted for:Unrestricted cash & cash equivalents50% equity credit for long-term subordinated debt  (1,454)(750)  Adjusted Debt  25,084  8,603  EquityAdjusted for:50% equity credit for long-term subordinated debt  750  Adjusted Equity  9,353    Adjusted Debt/Equity Calculation ($ million)  Sept. 30, 2017    (1) As of September 30, 2017.    65

Endnotes

SLIDE 16: Growing Industry

1. Airbus Global Market Forecast 2017-2036; Boeing Current Market Outlook 2017.
2. Oxford Economics, Airbus; Yearly household income $20,000-$150,000.
3. FlightGlobal Fleets Analyzer as of September 30 for each respective year: Airbus, Boeing, McDonnell-Douglas in-service passenger jets.

SLIDE 24: 777 Aircraft Continue to be Placed

1. Scheduled expiries as of December 31, 2014.
2. Required placements as per our 4Q 2015 financial results presentation
3. Required placements as of December 31, 2016.
4. Placed aircraft include released, extended, sold or to be parted-out either under a contract or letter of intent as of October 20, 2017.

SLIDE 30: Portfolio Transformation

As of June 30, 2014; September 30, 2017; December 31, 2021, respectively. Incl. maintenance rights intangible & net investment in finance and sales-type leases. Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.

1. Widebody: 777s, A330s; Out-of-production aircraft: 757s, 767s, 737 classics, CRJ, MD-11, 747s, A340s, A310s.

SLIDE 33: Aircraft Trading Results

1. As of September 30, 2017. Owned aircraft sold including sales and reclassifications to finance and sales-type leases.
2. As of September 30, 2017. Owned aircraft sold excluding sales and reclassifications to finance and sales-type leases.

SLIDE 36: Are Supply and Demand Balanced?

1. FlightGlobal Fleets Analyzer as of October 27, 2017: Airbus, Boeing, McDonnell-Douglas in-service, on order and in-storage passenger jets.
2. Utilization YTD as of September 30, 2017. Placements as of September 30, 2017.
3. IATA Passenger Analysis as of September 2017.
4. IATA Industry Statistics June 2017 – actual for 2015 and 2016, forecast for 2017 for system-wide global commercial airlines.

SLIDE 42: Improved Debt / Equity Ratio

1. Adjusted Debt/equity ratios are calculated by dividing adjusted debt by adjusted equity. Adjusted debt is calculated as follows: debt less cash and cash equivalents, less 50% equity credit for long-term subordinated debt. Adjusted equity is calculated as follows: total equity plus 50% equity credit for long-term subordinated debt.

SLIDE 44: Track Record of Returning Capital to Shareholders

1. Sourced from CapitalQ; reflects AerCap rank relative to S&P 500 constituents as of May 4, 2017.
2. As of September 30, 2017.

SLIDE 53: Key Drivers

1. Age at year-end.
2. Basic lease rents divided by average book value of flight equipment, net investment in finance and sales type leases and maintenance rights intangible.
3. Interest expense including fair value amortization divided by average debt, including debt fair value.
4. Depreciation rate including maintenance rights amortization.

Confidential property of the company, not for disclosure or use without permission

66
// AERCAP.COM

AerCap Holdings N.V. AerCap House 65 St. Stephen’s Green Dublin 2, Ireland+ 353 1 819 2010 contact@aercap.com Follow us on